Exhibit 21.1

NORTHSTAR HEALTHCARE INCOME, INC.
List of Significant Subsidiaries

Formation
Entity Name	Jurisdiction
NorthStar Healthcare Income Operating Partnership, LP	Delaware
NS Healthcare Loan Holdings, LLC	Delaware
Watermark Pinebrook, LLC	Delaware
Watermark Parkview, LLC	Delaware
Watermark Parkview Owner, LLC	Delaware
Baelish Lender NT-HCI, LLC	Delaware
Eclipse Health Holdings NT-HCI,LLC	Delaware
SML Holdings NT-HCI, LLC	Delaware